Exhibit 17.1

FRANK E. WALSH, III
330 SOUTH STREET
SUITE 4
MORRISTOWN, NJ 07960

June 17, 2016

Mr. Charles S. Crow III
Chairman of the Board of Directors
1st Constitution Bank
2650 Route 130
Cranbury, NJ 08512

Dear Mr. Crow:

I submit this resignation letter to you, in your capacity as Chairman of the Board of Directors of 1st Constitution Bancorp (the “Company”) and Chairman of the Board of Directors of 1st Constitution Bank (the “Bank”).

I hereby resign, effective June 17, 2016, from my position as a member of the Boards of Directors of the Company and the Bank and all committees of the Boards of Directors of the Company and the Bank. After over 20 years as a director, I am resigning as a result of my frustration with you as board chairman and senior management regarding the governance practices of the Company and the Bank. As we have discussed in detail in the presence of the bank board, you have repeatedly demonstrated a lack of independence as board chairman and have put the agenda of management ahead of fellow directors and shareholders.

Very truly yours,

Frank E. Walsh, III